January 19, 2006

By Facsimile and U.S. Mail

Stuart Gelfond, Esq.
Fried, Frank, Harris Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004

	Re:	SPX Corporation
		Schedule TO-I
		Filed January 6, 2006

Dear Mr. Gelfond:

	We have the following comments on the above-referenced filing:

Material United States Tax Considerations, page 9
1. Please eliminate the statements that the discussion is included "for general information only" and that "all descriptions of tax considerations are for Holders` guidance only and are not tax advice". Also, while you may recommend that investors consult their own tax advisors with respect to tax consequences that may vary on an individual basis, you may not tell them they "should" them to do so.
Eliminate this language from pages (i) and 10. These statements suggest that security holders may not rely on the description of material tax consequences included in the document.

Additional Information, page 11
2. Please note that the Commission has moved. The SEC`s new address is 100 F Street, NE, Washington, DC, 20549. Also note that the SEC`s regional offices no longer provide public reference rooms.
3. Schedule TO does not specifically allow you to forward incorporate disclosure in subsequently filed documents. Please revise this section accordingly and confirm that you will amend the document to incorporate any subsequently filed reports. Refer to General Instruction F of Schedule TO and Rules 13e-4(c)(3) and 13e-4(e)(3),
which require you to amend the Schedule to reflect a material change in the information previously disclosed.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      *  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
      Special Counsel
      Office of Mergers and Acquisitions
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Stuart Gelfond, Esq.
January 19, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE